

FOR IMMEDIATE RELEASE

HOME PROPERTIES REPORTS SECOND QUARTER 2006 RESULTS
FFO Per Share Exceeds Wall Street's Mean Estimate by Six Cents

ROCHESTER, NY, AUGUST 2, 2006 – Home Properties (NYSE:HME) today released financial results for the second quarter ending June 30, 2006. All results are reported on a diluted basis.

"Funds from Operations per share was the highest for any second quarter in Home Properties' history as a public company and resulted from strong property operations, versus non-routine gains," said Edward J. Pettinella, President and Chief Executive Officer. "Comparing same-property results to the second quarter of 2005, the combination of 5.4% revenue growth, a 1.4% decrease in operating expenses and higher occupancy produced net operating income growth of 10.7%, the highest for the Company in more than four years. Improved operating fundamentals and successful implementation of key strategic initiatives resulted in excellent first half results which we will build on in the balance of the year."

Earnings per share ("EPS") for the quarter ended June 30, 2006 was $0.33 compared to $0.25 for the quarter ended June 30, 2005. The increase is primarily attributable to a $3.4 million gain on sale of real estate in the current quarter compared to a small loss on sale of real estate in the prior year quarter. EPS for the six months ended June 30, 2006 was $0.46 compared to $0.19 for the six months ended June 30, 2005, primarily attributable to the $7.7 million real estate impairment charge taken on the remaining affordable properties in the first quarter of 2005, in addition to the gain differential described above.

For the quarter ended June 30, 2006, Funds From Operations ("FFO") was $40.5 million, or $0.84 per share, as compared to $36.4 million, or $0.75 per share, for the quarter ended June 30, 2005. These results exceeded the midpoint of Company guidance and analysts' mean estimate, as reported by Thomson, by $.06, and equate to an 11.4% increase in total FFO from the comparable prior-year period and an 11.8% increase on a per-share basis. A reconciliation of GAAP net income to FFO is included in the financial data accompanying this press release.

<u>Second Quarter Operating Results</u>

For the second quarter of 2006, same-property comparisons (for 124 "Core" properties containing 35,820 apartment units owned since January 1, 2005) reflected an increase in total revenues of 5.4% as compared to the same quarter a year ago. Net operating income ("NOI") increased by 10.7% from the second quarter of 2005. Property level operating expenses decreased by 1.4% for the quarter, primarily due to decreases in natural gas heating costs, personnel expense, advertising and real estate taxes, offset in part by increases in water & sewer and property insurance costs.

Average economic occupancy for the Core properties was 94.2% during the second quarter of 2006, up from 93.7% during the second quarter of 2005.   Average monthly rental rates increased 2.9% to $1,029 as compared to the year-ago period.

On a sequential basis, compared to the 2006 first quarter results for the Core properties, total revenues were up 1.7% in the second quarter of 2006, expenses were down 15.7% and net operating income was up 16.3%. Average economic occupancy improved 0.1% to 94.2%. The expense decrease in the second quarter compared to the first quarter represents typical seasonality from lower natural gas and snow removal costs. If the second quarter expenses are adjusted to remain constant with first quarter 2006 expenses for these two line items, expenses would be up slightly at 0.3% and sequential NOI results would have improved 2.9%.

Occupancies for the 2,805 net apartment units acquired/developed between January 1, 2005 and June 30, 2006 (the "Recently Acquired Communities") averaged 92.7% during the second quarter of 2006 at average monthly rents of $1,090.

Year-to-Date Operating Results

For the six months ended June 30, 2006, same-property comparisons for the Core properties reflected an increase in total revenues of 5.7% resulting in an 8.0% increase in net operating income compared to the first six months of 2005. Property level operating expenses increased by 3.0%, primarily due to increases in natural gas heating costs, water & sewer and property insurance expense, offset in part by reductions in personnel expense, advertising, real estate taxes and snow removal costs.

Average economic occupancy for the Core properties was 94.1% during the first six months of 2005, up from 93.3% a year ago, with average monthly rents rising 2.7%.

Acquisitions and Dispositions

The Company previously announced the acquisition during the 2006 second quarter of two apartment communities in the Boston, Massachusetts suburb of Randolph: Highland House (172 units) and Liberty Place (107 units) for $17.9 million and $14.9 million, respectively.

The Company also previously announced the sale during the second quarter of two apartment communities located in the New Jersey region: Fairmount Apartments (54 units) and Kensington Apartments (38 units). A gain on sale of approximately $4.5 million was recorded in the second quarter of 2006.

The Company also recently announced the sale on June 29, 2006 of its entire Detroit portfolio of 19 properties containing 5,046 units. A loss on sale of approximately $1.1 million was recorded in the second quarter of 2006. In addition, interest expense reported in discontinued operations includes $3.0 million of prepayment penalties and unamortized loan acquisition costs triggered by the loan payoffs upon sale. Neither the loss nor the interest costs are included in the Company's reported Funds from Operations for the second quarter of 2006.

Disposition of Upstate New York Portfolio

The Company today announced its intention to exit the Upstate New York market, consistent with its strategy of focusing its operations in high barrier-to-entry, high growth markets. The Company has retained CB Richard Ellis to assist in the sale of its properties. There are four properties (1,644 units) in Buffalo, nine properties (1,680 units) in Rochester and five properties (1,243 units) in Syracuse. The Company expects the 18 properties (4,567 units total) will be sold to several buyers.

"We expect there will be considerable interest in the Upstate New York properties, which are in excellent physical condition, have skilled staff and produce stable returns," Pettinella said. "In accordance with our long-term strategic plan, we believe proceeds from the sale can be redeployed in East Coast markets that will produce faster growing and higher long-term returns for our shareholders."

The Company said it will maintain its corporate headquarters in Rochester, New York. It anticipates property sales will close in the fourth quarter of 2006 and the first quarter of 2007, depending upon the level of replacement properties required to avoid triggering the need for payment of a special dividend. Unlike the recent Detroit portfolio sale, there are no Operating Partnership Units associated with the Upstate New York properties which would require 1031 exchanges to preserve tax deferral, giving the Company greater flexibility in the sale process.

The Company does not intend to disclose developments concerning the sale of the Upstate New York properties unless and until its Board of Directors has approved a specific transaction(s).

Capital Markets Activities

As of June 30, 2006, the Company's ratio of debt-to-total market capitalization was 41.2% (based on a stock price of $55.51 to determine equity value), with $47 million outstanding on its $140 million revolving credit facility and $7.2 million of unrestricted cash on hand. In addition, $41.4 million is classified as cash in escrow which represents certain proceeds from the Detroit portfolio sale which are required to be held by a qualified 1031 intermediary until closing on certain replacement properties. Mortgage debt of $1.8 billion was outstanding, at rates of interest averaging 5.8% and with staggered maturities averaging approximately seven years. Approximately 96% of total indebtedness is at fixed rates. Interest coverage averaged 2.5 times during the quarter; and the fixed charge ratio, which includes preferred dividends, averaged 2.3 times.

The Company estimates its net asset value ("NAV") per share at June 30, 2006 to be $58.74 based on capitalizing at 6.15% the total of the annualized and seasonally adjusted second quarter property net operating income, plus a 3.0% growth factor, minus a management fee. The Company believes the cap rate used reflects current market conditions.

During the second quarter of 2006, the Company repurchased 1,585,063 of its common shares for approximately $80.7 million, or a weighted average price of $50.90 per share. For the year, the total shares repurchased are approximately 1.7 million shares for $86.4 million, or $50.29

per share. As of June 30, 2006, the Company has Board authorization to buy back up to approximately 1.5 million additional shares of its common stock or Operating Partnership Units.

Outlook

For 2006, the Company has increased its prior guidance, based on actual second quarter results compared to the expected range of guidance, and now expects FFO per share between $3.01 and $3.06 per share, which will produce FFO per share growth of 5.6% to 7.3% when compared to 2005 results before the effects of real estate impairment charges in 2005. This guidance range reflects management's current assessment of economic and market conditions.

The quarterly breakdown for the balance of 2006 guidance on FFO per share results is as follows: third quarter $0.80 to $0.82; fourth quarter $0.74 to $0.77. Assumptions used for the 2006 projections are included with the published supplemental information.

Conference Call

The Company will conduct a conference call and simultaneous Webcast tomorrow at 11:00 AM Eastern Time to review the information reported in this release. To listen to the call, please dial 800-618-9702 (International 212-341-7099). A replay of the call will be available through August 10, 2006, by dialing 800-633-8284 or 402-977-9140 and entering 21279306. The Company Webcast, which includes a slide presentation, will be available live, and archived by 2:30 PM through the "Investors" section of our Web site, www.homeproperties.com, under the heading, "News & Events."

The Company produces supplemental information that provides details regarding property operations, other income, acquisitions, sales, market geographic breakdown, debt and net asset value. The supplemental information is available via the Company's Web site, e-mail or via facsimile upon request.

This press release contains forward-looking statements. Although the Company believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ include general economic and local real estate conditions, the weather and other conditions that might affect operating expenses, the timely completion of repositioning activities within anticipated budgets, the actual pace of future acquisitions and dispositions, and continued access to capital to fund growth.

Home Properties is a publicly traded apartment real estate investment trust that owns, operates, acquires and rehabilitates apartment communities primarily in selected Northeast, Mid-Atlantic and Southeast Florida markets. Currently, Home Properties operates 140 communities containing 42,230 apartment units. Of these, 38,661 units in 135 communities are owned directly by the Company; 868 units are partially owned and managed by the Company as general partner, and 2,701 units are managed for other owners. For more information, visit Home Properties' Web site at www.homeproperties.com.

Tables to follow.

Second Quarter Results	Avg. Economic Occupancy[c]		Q2 '06		Q2 '06 vs. Q2 '05			
	Q2 '06	Q2 '05	Average Monthly Rent / Occ Unit	% Rental Rate Growth	% Rental Revenue Growth	% Rental Revenue Growth Including Utility Recoveries	% NOI Growth
Core Properties[a]	94.2%	93.7%	$1,029	2.9%	3.5%	5.2%	10.7%
Acquisition Properties[b]	92.7%	NA	$1,090	NA	NA	N/A	NA
TOTAL PORTFOLIO	94.1%	93.7%	$1,033	NA	NA	N/A	NA

Year-To-Date Results	Avg. Economic Occupancy[c]		YTD '06		YTD '06 vs. YTD '05			
	YTD '06	YTD '05	Average Monthly Rent / Occ Unit	% Rental Rate Growth	% Rental Revenue Growth	% Rental Revenue Growth Including Utility Recoveries	% NOI Growth
Core Properties[a]	94.1%	93.3%	$1,024	2.7%	3.7%	5.3%	8.0%
Acquisition Properties[b]	92.7%	NA	$1,077	NA	NA	N/A	NA
TOTAL PORTFOLIO	94.0%	93.3%	$1,027	NA	NA	N/A	NA

[a]   Core Properties includes 124 properties with 35,820 apartment units owned throughout 2005 and 2006.

[b]   Reflects 11 properties with 2,805 apartment units acquired/developed subsequent to January 1, 2005.

[c]   Average economic occupancy is defined as total possible rental income, net of vacancy and bad debt expense as a percentage of total possible rental income. Total possible rental income is determined by valuing occupied units at contract rates and vacant units at market rents.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data – Unaudited

	Three Months Ended June 30		Six Months Ended June 30	
	2006	**2005**	**2006**	**2005**
Rental income	$113,358	$103,037	$224,996	$203,922
Property other income	7,966	5,385	15,136	9,899
Interest income	119	73	210	141
Other income	504	439	1,021	1,027
Total revenues	121,947	108,934	241,363	214,989
Operating and maintenance	49,397	47,593	107,532	98,819
General and administrative	6,057	4,144	11,096	9,549
Interest	27,717	23,445	54,912	46,646
Depreciation and amortization	25,591	21,551	50,637	42,819
Impairment of assets held as General Partner	-	-	-	400
Total expenses	108,762	96,733	224,177	198,233
Income from operations	13,185	12,201	17,186	16,756
Minority interest in Operating Partnership	(3,678)	(3,494)	(4,600)	(4,373)
Income from continuing operations	9,507	8,707	12,586	12,383
Discontinued operations				
Income (loss) from operations, net of minority interest	485	1,089	2,894	(2,559)
Gain (loss) on disposition of property, net of minority Interest	2,361	(77)	2,361	(77)
Discontinued operations	2,846	1,012	5,255	(2,636)
Net income	12,353	9,719	17,841	9,747
Preferred dividends	(1,350)	(1,681)	(2,700)	(3,579)
Net income available to common shareholders	$ 11,003	$ 8,038	$ 15,141	$ 6,168
Reconciliation from net income available to common shareholders to Funds From Operations:				
Net income available to common shareholders	$ 11,003	$ 8,038	$ 15,141	$ 6,168
Real property depreciation and amortization	25,041	23,925	49,539	47,528
Minority interest	3,678	3,494	4,600	4,373
Minority interest – income (loss) from discontinued operations	218	543	1,503	(1,259)
(Gain) loss on disposition of discontinued operations	(2,361)	77	(2,361)	77
Loss from early extinguishment of debt in connection with sale of real estate	2,970	-	2,970	-
FFO - basic [(1)]	$ 40,549	$ 36,077	$ 71,392	$ 56,887

[(1)] Pursuant to the revised definition of Funds From Operations adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is defined as net income (computed in accordance with accounting principles generally accepted in the United States of America ("GAAP")) excluding gains or losses from disposition of property, minority interest and extraordinary items plus depreciation from real property. In 2006, the Company added back debt extinguishment costs which were incurred as a result of repaying property specific debt triggered upon sale as a gain loss on sale of the property. Because of the limitations of the FFO definition as published by NAREIT as set forth above, the Company has made certain interpretations in applying the definition. The Company believes all adjustments not specifically provided for are consistent with the definition. Other similarly titled measures may not be calculated in the same manner.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data – Unaudited

	Three Months Ended June 30		Six Months Ended June 30	
	2006	**2005**	**2006**	**2005**
FFO – basic	$ 40,549	$ 36,077	$ 71,392	$ 56,887
Preferred dividends - convertible preferred stock [2]	-	330	-	-
FFO – diluted	$ 40,549	$ 36,407	$ 71,392	$ 56,887
FFO – basic	$ 40,549	$ 36,077	$ 71,392	$ 56,887
Preferred dividends - convertible preferred stock	-	330	-	879
Real estate impairment charges	-	-	-	7,725
FFO - operating [4]	$ 40,549	$ 36,407	$ 71,392	$ 65,491
FFO – basic	$ 40,549	$ 36,077	$ 71,392	$ 56,887
Preferred dividends - convertible preferred stock	-	330	-	879
Recurring non-revenue generating capital expenses	(5,696)	(5,555)	(11,401)	(11,075)
AFFO [5]	$ 34,853	$ 30,852	$ 59,991	$ 46,691
FFO – operating	$ 40,549	$ 36,407	$ 71,392	$ 65,491
Recurring non-revenue generating capital expenses	(5,696)	5,555)	(11,401)	(11,075)
AFFO - operating	$ 34,853	$ 30,852	$ 59,991	$ 54,416
Weighted average shares/units outstanding:				
Shares – basic	32,936.9	31,843.6	32,101.6	31,831.6
Shares – diluted	33,598.7	32,279.1	32,722.2	32,252.3
Shares/units – basic [3]	47,788.1	47,684.2	47,853.3	47,598.2
Shares/units – diluted [3]	48,450.0	48,623.5	48,473.9	48,018.9
Per share/unit:				
Net income – basic	$0.33	$0.25	$0.47	$0.19
Net income – diluted	$0.33	$0.25	$0.46	$0.19
FFO – basic	$0.85	$0.76	$1.49	$1.20
FFO – diluted	$0.84	$0.75	$1.47	$1.18
Operating FFO – diluted, before real estate impairments [2] [4] [5]	$0.84	$0.75	$1.47	$1.35
AFFO [2] [5]	$0.72	$0.63	$1.24	$0.96
Operating AFFO – before real estate impairments [2] [4] [5]	$0.72	$0.63	$1.24	$1.12
Common Dividend paid	$0.64	$0.63	$1.28	$1.26

[2] The convertible preferred stock has an anti-dilutive effect on the per-share calculation, therefore, the convertible preferred dividends are not included in FFO diluted for the six months ended June 30, 2005. On May 26, 2005 the convertible preferred stock was converted and is included in outstanding common shares from the date of conversion. As Operating FFO, AFFO and Operating AFFO all assume maximum dilution, the convertible preferred stock is considered dilutive for these calculations; therefore, the diluted shares/units for the six months ended June 30, 2005 is 48,686.5.

[3] Basic includes common stock outstanding plus operating partnership units in Home Properties, L.P., which can be converted into shares of common stock. Diluted includes additional common stock equivalents.

[4] Operating FFO is defined as FFO as computed in accordance with NAREIT definition, adjusted for the addback of real estate impairment charges and the loss on disposition of property.

[5] Adjusted Funds From Operations ("AFFO") is defined as gross FFO less an annual reserve for anticipated recurring, non-revenue generating capitalized costs of $525 per apartment unit. The resulting sum is divided by the weighted average shares/units on a diluted basis to arrive at AFFO per share/unit.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data - Unaudited)

	June 30, 2006	December 31, 2005
Land	$ 417,276	$ 402,299
Construction in progress	7,503	4,471
Buildings, improvements and equipment	2,858,177	2,704,372
Real estate held for sale or disposal, net	-	219,776
	3,282,956	3,330,918
Accumulated depreciation	(495,738)	(446,367)
Real estate, net	2,787,218	2,884,551
Cash and cash equivalents	7,180	5,391
Cash in escrows	77,207	36,760
Accounts receivable	7,979	7,386
Prepaid expenses	11,547	16,141
Deferred charges	11,283	11,156
Other assets	11,509	12,536
Other assets held for sale	-	3,949
Total assets	$2,913,923	$2,977,870
Mortgage notes payable	$1,822,305	$1,768,483
Line of credit	47,000	82,000
Accounts payable	17,104	19,458
Accrued interest payable	8,681	8,274
Accrued expenses and other liabilities	25,338	22,565
Security deposits	22,173	21,742
Liabilities held for sale	-	75,267
Total liabilities	1,942,601	1,997,789
Minority interest	267,309	323,269
Stockholders' equity	704,013	656,812
Total liabilities and stockholders' equity	$2,913,923	$2,977,870
Total shares/units outstanding:		
Common stock	33,091.4	31,184.3
Operating partnership units	13,565.0	16,716.7
	46,656.4	47,901.0

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For further information:

David P. Gardner, Executive Vice President and Chief Financial Officer, (585) 246-4113
Charis W. Warshof, Vice President, Investor Relations, (585) 295-4237